VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

April 18, 2016

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	DowDuPont Inc.

Registration Statement on Form S-4

Filed March 1, 2016

File No. 333-209869

The Dow Chemical Company

Form 10-K for Fiscal Year Ended December 31, 2015

File No. 001-03433

Dear Ms. Long:

On behalf of DowDuPont Inc. (“DowDuPont” or the “Company”) and our client, The Dow Chemical Company (“Dow”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated March 29, 2016 (the “Comment Letter”) with regard to (i) the Registration Statement on Form S-4 (File No. 333-209869) filed by the Company on March 1, 2016 (the “Registration Statement”) and (ii) the Form 10-K for Dow for the fiscal year ended December 31, 2015 (the “10-K”). With respect to the Registration Statement, the responses to the Staff’s comments are based on information provided to us by the Company, Dow, E. I. du Pont de Nemours and Company (“DuPont”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel for DuPont.

Set forth below in bold are the comments contained in the Comment Letter. Immediately below each of the Staff’s comments is the Company’s or Dow’s response to that comment, as applicable. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter. In addition, the Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments below. The Company is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of Amendment No. 1 marked to indicate changes to the Registration Statement that was filed on March 1, 2016. Terms used and not defined herein, but defined in Amendment No. 1, have the meanings given to such terms in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and corresponding captions in Amendment No. 1.

April 18, 2016 Page 2

General

1.	Please provide us with copies of all materials prepared by the financial advisors and shared with the boards of directors and their representatives. This includes copies of the board books and all transcripts and video presentations.

The Company respectfully acknowledges the Staff’s comments. In response to the Staff’s comment, a copy of all materials prepared by the Dow financial advisors and shared with the board of directors of Dow relating to the mergers are being provided by Simpson Thacher & Bartlett LLP, counsel for the Dow financial advisors (“Simpson”), to the Staff on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 418 (“Rule 418”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 200.83”). In response to the Staff’s comment, a copy of all materials prepared by the DuPont financial advisors and shared with the board of directors of DuPont relating to the mergers are being provided by Cravath, Swaine & Moore LLP, counsel for Goldman, Sachs & Co. (“Cravath”), and Debevoise & Plimpton LLP, counsel for the Evercore Group L.L.C. (“Debevoise”), to the Staff on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 418 and Rule 12b-4 and pursuant to the provisions of Rule 200.83. The Company has been advised by each of Simpson, Cravath and Debevoise that, in accordance with Rule 418 and Rule 12b-4, such counsel have requested that the materials provided be returned promptly following completion of the Staff’s review thereof. We have been advised by Dow, with respect to the Dow financial advisors, and DuPont, with respect to the DuPont financial advisors, that no transcripts or video presentations were prepared by such financial advisors and shared with the Dow board and DuPont board, respectively.

2.	Please note that all exhibits are subject to our review. Accordingly, please file all of your outstanding exhibits, including the tax and legality opinions, with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

A form of our opinion as to the legality of the securities being offered is being filed under Exhibit 5.1 to Amendment No. 1. A form of our opinion as to certain tax matters is being filed under Exhibit 8.1 to Amendment No. 1, and a form of the opinion of Skadden as to certain tax matters is being filed under Exhibit 8.2 to Amendment No. 1.

April 18, 2016 Page 3

3.	Please revise your registration statement to expressly state, if true, that you will not seek shareholder approval for the separation of DowDuPont Inc. into three independent, publicly traded companies after the merger.

In response to the Staff’s comment, the disclosure has been revised on pages 6, 39 and 61 of Amendment No. 1.

Prospectus Cover Page

4.	We note the disclosure in Dow’s Rule 425 filing on December 15, 2015 that once Dow converts its preferred shares in connection with the merger, its shareholders will own approximately 52% of DowDuPont Inc. Please revise your registration statement to include such disclosure.

In response to the Staff’s comment, the disclosure has been revised on the prospectus cover page and on pages vi and 33 of Amendment No. 1.

Questions and Answers, page iv

Q. Will I still be paid dividends prior to the mergers?, page viii

5.	Either here or in a separate question and answer, please address the factors that the DowDuPont board of directors will consider in determining the dividend policy of the combined company following the completion of the mergers, including when you expect the board will make such determination.

In response to the Staff’s comment, the disclosure has been revised on pages viii and 33 of Amendment No. 1.

Q. What are the U.S. federal income tax consequences of the mergers to U.S. holders of shares of Dow common stock and shares of DuPont common stock?, page ix

6.	Please delete the language stating that you “intend” for each of the Dow merger and the DuPont merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, or alternatively, as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code. Please also remove the assumption regarding receipt and accuracy of the tax opinions to be delivered at closing as a basis for the tax-free nature of the merger. Please provide your conclusion regarding the material federal tax consequences to investors. Please make similar revisions under the heading “U.S. Federal Income Tax Consequences of the Mergers” on page 136.

In response to the Staff’s comment, the disclosure has been revised on pages x, 9 and 140—141 of Amendment No. 1.

April 18, 2016 Page 4

Equivalent and Comparative Per Share Information, page 26

7.	Please provide us your calculations of book value per share for DuPont-Historical and DowDuPont Pro Forma-Combined, including reconciliations of the common shares outstanding used in each denominator.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the table below provides the requested calculations, including the reconciliations.

(U.S. dollars in millions)
DuPont Historical Book Value per Share Calculation:
(source of amounts is page F-6 of DuPont’s 2015 Annual Report on Form 10-K)

DuPont historical total stockholders’ equity	$9,993
Less: DuPont historical preferred stock	(237)

Total equity (excluding preferred stock)	$9,756

DuPont historical common shares issued as of December 31, 2015	958.4
Less: DuPont historical common stock held in treasury as of December 31, 2015	(87.0)

Total DuPont historical common shares outstanding	871.4

DuPont historical book value per share	$11.20

DowDuPont Pro Forma Combined Book Value per Share Calculation:
(source of amounts is Registration Statement pages 173 and 183)

DowDuPont pro forma total stockholders’ equity	$81,992
Less: DowDuPont pro forma preferred stock, series A	(40)

Total equity (excluding preferred stock)	$81,952

DuPont converted common shares outstanding – basic, as of March 31, 2016	1,121.2
Dow common shares outstanding – basic, as of March 31, 2016	1,122.8

Total pro forma shares outstanding	2,244.0

DowDuPont pro forma combined book value per share	$36.52

Cautionary Statement Regarding Forward-Looking Statements, page 27

8.	Please note that Section 27A of the Securities Act and 21E of the Securities Exchange Act only apply to statements made by issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act at the time the statements are made. As the prospectus contains the statements of DowDuPont Inc., please revise to remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

In response to the Staff’s comment, the disclosure has been revised on page 27 of Amendment No. 1 to remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

April 18, 2016 Page 5

Dow Proposal 1 and DuPont Proposal 1: The Adoption of the Merger Agreement, page 56

The Intended Business Separations, page 57

9.	We note your disclosure throughout your registration statement that following the consummation of the merger between Dow and DuPont, you intend to separate into three independent, publicly traded companies. We understand that there may be aspects of the transactions that cannot be definitively determined until the completion of the mergers. However, to the extent possible, please revise your registration statement to disclose the mechanism by which you intend to effect the separation, and what the shareholders can expect to receive once the separation is consummated. Please also address your anticipated timing for the separation and what disclosures shareholders will receive in advance of the separation, such as the terms of the transaction, tax consequences of the transaction to shareholders, fairness opinions, and financial statements for each of the three companies.

In response to the Staff’s comment, the disclosure has been revised on page 6 of Amendment No. 1 as well as by adding the following sentence on pages viii and 58 of Amendment No. 1:

“Dow and DuPont currently anticipate that the intended business separation transactions will be consummated as soon as practicable following the consummation of the mergers, but consummation of the intended business separation transactions is not expected to exceed 18-24 months after the mergers, in the form of one or more pro-rata spin-off transactions, in which DowDuPont stockholders, at such time, would receive shares of capital stock in the resulting spin-off company or companies.”

In addition, the Company respectfully advises the Staff on a supplemental basis that while Dow and DuPont currently anticipate that the intended business separations will take the form of one or more pro-rata spin-off transactions, the decision on whether and how to effect such transactions is ultimately subject to the approval of the DowDuPont board as constituted after giving effect to the mergers. The Company acknowledges that a pro-rata spin-off transaction would require the filing of a Registration Statement on Form 10 and the related Information Statement, among other potential filings, and that other forms of separation transactions may require alternative disclosures. The Company respectfully advises the Staff that it will comply with any and all such obligations it may have in a timely manner, but that the DowDuPont board is not, and will not be, until after the mergers are consummated, capable of formulating a specific plan as to whether and how to effect any such intended separation (through a pro-rata spin-off or otherwise). The Company therefore believes that any further predictive disclosure in the Registration Statement regarding the potential structure and/or potential future public disclosures that would be made in connection therewith would be premature.

April 18, 2016 Page 6

10.	We note that in various filings pursuant to Rule 425 (e.g. Rule 425 disclosure filed on March 3, 2016, Film No. 161479195), Dow and DuPont have provided financial data regarding revenues and cost synergies for each of the three independent companies to be separated from DowDuPont Inc. following consummation of the merger. Please revise your disclosure in this section to include such financial data.

In response to the Staff’s comment, the disclosure has been revised on pages 58—60 of Amendment No. 1.

Background of the Merger, page 82

11.	Please tell us what role Third Point LLC played in the background of this merger. In this regard, we note the transcript of an interview between Andrew Liveris and David Westin filed on January 26, 2016 by Dow pursuant to Rule 425. Please also tell us the relevance of the standstill agreement between Dow and Third Point to the mergers.

The Company respectfully advises the Staff, as more fully described in the “Background of the Mergers” section beginning on page 61 of Amendment No. 1, that Dow has historically considered and executed upon various strategic alternatives, including considering potential transactions with DuPont. As part of its regular engagement with stockholders, Dow often receives feedback on potential strategic alternatives available to Dow from its stockholders, including Third Point. Ultimately, the Dow board determined to pursue the strategic business combination with DuPont based on the rationale set forth in the “Background of the Mergers” and “Dow’s Reasons for the Mergers; Recommendation of the Dow Board” sections of Amendment No. 1. The standstill agreement between Dow and Third Point was not relevant to the mergers.

12.	Please revise your disclosure to briefly describe what the Dow and DuPont boards discussed at the meetings on November 5, 2014 and December 2, 2014, as referenced on page 61.

In response to the Staff’s comment, the disclosure has been revised on page 62-63 of Amendment No. 1.

13.	Please elaborate on the terms of the asset swap transaction discussed at the meeting on May 27, 2015.

In response to the Staff’s comment, the disclosure has been revised on page 63 of Amendment No. 1.

14.	It appears that Dow introduced the idea of a “merger of equals” transaction to DuPont on June 29, 2015 and discussed the benefits to the companies’ stockholders of a merger of equals transaction. Please disclose the benefits that the parties discussed and any other material considerations of the parties in determining to proceed on a merger of equals basis as they were discussed at this meeting and at later stages of the negotiations. Please also describe the other “various alternative transaction structures” discussed during the June 29, 2015 meeting.

In response to the Staff’s comment, the disclosure has been revised on page 63 of Amendment No. 1.

April 18, 2016 Page 7

15.	We note your reference to the “state of the agricultural sciences industry” on July 9, 2015 in the last paragraph on page 61 as well as on page 60, where you state that most of the agricultural sciences market participants were engaged in discussions about business combinations during 2015. Please briefly explain why this was the case in order to give investors more context for understanding how developments in the industry influenced Dow’s negotiations with DuPont and other parties interested in Dow’s agriculture business.

In response to the Staff’s comment, the disclosure has been revised on page 63 of Amendment No. 1.

16.	We note your disclosure that at the July 9, 2015 board meeting, Dow management discussed strategic alternatives for its agriculture business, including a business combination with DuPont followed by the separation of the combined company’s agriculture business. Please clarify whether the parties had discussed this prior to the board meeting on July 9, 2015, and describe any discussions in reasonable detail.

In response to the Staff’s comment, the disclosure has been revised on page 63 of Amendment No. 1.

17.	Please disclose whether the Dow board discussed proposals submitted by Company B and C during the July 9, 2015 meeting.

In response to the Staff’s comment, the disclosure has been revised on page 64 of Amendment No. 1.

18.	We note your disclosure that Mr. Breen proposed separating the combined company into three independent public companies on October 11, 2015. Please expand your disclosure to provide details regarding the genesis of this proposal.

In response to the Staff’s comment, the disclosure has been revised on page 66 of Amendment No. 1.

19.	Please revise your disclosure to discuss why, at the October 15, 2015 meeting of the Dow board, it was determined that a merger of equals followed by a post-merger separation “had the potential to create the most value for stockholders.”

In response to the Staff’s comment, the disclosure has been revised on page 66 of Amendment No. 1.

20.	Revise your disclosure to elaborate on the reasons for the Dow board’s decision, during its meeting on November 5, 2015, that (i) the governance structure post-merger should include Mr. Liveris serving as Executive Chairman and (ii) the exchange ratio should result in a 50/50 ownership of the combined company.

In response to the Staff’s comment, the disclosure has been revised on page 68 of Amendment No. 1.

April 18, 2016 Page 8

21.	We note in your description of the November 13, 2015 telephonic meeting of the DuPont board, your reference to Mr. Breen’s “most recent conversation with Mr. Peltz.” Please describe the extent of Mr. Peltz’s involvement in structuring and negotiating the transaction.

In response to the Staff’s comment, the disclosure has been revised on pages 68 and 69 of Amendment No. 1. The Company respectfully advises the Staff on a supplemental basis that, in the Company’s view, the disclosure reflects all material information regarding Mr. Peltz’s involvement in structuring and negotiating the transaction.

Dow’s Reasons for the Mergers; Recommendation of the Dow Board, page 73

22.	In the second bullet point under “Strategic Considerations” please clarify whether the cost and growth synergies the Dow board cited as supporting the merger assume that the separations into three independent companies have taken place. If not, please clarify whether the Dow board considered what impact the separations may have on the cost and growth synergies. Please provide the DuPont board’s views on this matter as well in the discussion of its strategic considerations in first bullet point on page 78.

In response to the Staff’s comment, the disclosure has been revised on pages 75 and 80 of Amendment No. 1.

23.	Please expand your disclosure in the fifth bullet point to discuss why separating the combined company post-merger into three separate companies would provide each such company with “. . . enhanced global scale and product portfolios . . .”

In response to the Staff’s comment, the disclosure has been revised on page 76 of Amendment No. 1.

24.	Please elaborate on why the current and prospective business climate referenced in the bullet on page 74 supports the Dow board’s decision to recommend the merger.

In response to the Staff’s comment, the disclosure has been revised on page 76 of Amendment No. 1.

25.	Please identify the other “strategic alternatives” and the “potential risks, rewards, and uncertainties” associated with the strategic alternatives that you refer to in the third bullet point on page 74.

In response to the Staff’s comment, the disclosure has been revised on page 76 of Amendment No. 1.

26.	Please explain how the anticipated customer, supplier, and stakeholder reaction to the merger supports the merger. Assuming the Dow board believes the mergers will impact these relationships favorably, please explain why.

In response to the Staff’s comment, the disclosure has been revised on page 78 of Amendment No. 1.

April 18, 2016 Page 9

27.	Please revise your disclosure to address whether the Dow board considered the fact that, at the time they will vote on the merger, investors will not have complete information about the timing, structure or tax consequences of the separation transactions, or financial information about the individual companies to be separated. Please also address whether the board considered that investors may not have a separate opportunity to vote on the separation transactions. Please also address whether the DuPont board considered these matters in the discussion beginning on page 77 of its reasons for and recommendation of the merger.

In response to the Staff’s comment, the disclosure has been revised on pages 79 and 84 of Amendment No. 1.

DuPont’s Reasons for the Mergers; Recommendations of the DuPont Board, page 77

28.	Please elaborate on why the current and prospective business, economic and market conditions referenced in the seventh bullet on page 78 support the board’s decision to recommend the merger.

In response to the Staff’s comment, the disclosure has been revised on page 81 of Amendment No. 1.

Certain Dow Forecasts, page 82

29.	We note disclosure on page 83 that none of Dow, DuPont, DowDuPont or their affiliates “assumes any responsibility to stockholders for the accuracy of the information” you have provided. We also note disclosure on page 84 that readers are cautioned “not to rely” on the information. Please note that the information you have provided must have a reasonable basis, and revise to remove the implication that none of the parties have any responsibility to investors for the information. Note that we do not object to cautionary language you have provided on page 83 that the forecasts and estimated synergies should not be regarded as an indication that Dow or its board considers the information to be a reliable predictor of actual future results. Please make revisions to similar disclosures in the section “Certain DuPont Forecasts” beginning on page 85.

In response to the Staff’s comment, the disclosure has been revised on pages 85, 86, 88 and 89 of Amendment No. 1.

30.	We note that the Dow and DuPont forecasts and estimated synergies are subject to assumptions as to certain business decisions that are subject to change. Please ensure that you disclose all material assumptions underlying the forecasts and synergies.

The Company respectfully acknowledges the Staff’s comment. The Company has been advised by each of Dow and DuPont that all material assumptions underlying the Dow forecasts, DuPont forecasts and estimated synergies have been disclosed.

Summary of Financial Analyses, page 93

31.	We note your reference on page 94 to material financial analyses prepared by M. Klein. We note, however, that you did not provide a summary of any material financial analyses prepared by M. Klein. Please clarify whether M. Klein prepared financial analyses.

In response to the Staff’s comment, the disclosure has been revised on pages 11, 74 and 97 of Amendment No. 1.

April 18, 2016 Page 10

Selected Public Value Trading Analysis, page 97

32.	We note that the Dow financial advisors selected different groups of companies for this analysis for Dow and for DuPont. Please disclose the basis for the selection of each group. We note that in both cases, you state only that they are publicly traded companies in the chemicals industry.

In response to the Staff’s comment, the disclosure has been revised on pages 100 and 101 of Amendment No. 1.

Discounted Equity Value Analysis, page 101

33.	You state that Lazard did not use the foregoing “analyses” for purposes of its fairness opinion. Please clarify, if true, that Lazard did not use the discounted equity value analysis only.

In response to the Staff’s comment, the disclosure has been revised on page 105 of Amendment No. 1.

Opinions of DuPont’s Financial Advisors, page 105

34.	In the discussion on page 113 of the transaction fee payable to Goldman Sachs, please clarify why $40 million is only an estimate based on information available as of the date of the announcement of the merger. Please explain how and when the actual fee payable to Goldman Sachs will be determined.

In response to the Staff’s comment, the disclosure has been revised on page 116 of Amendment No. 1.

Interests of Dow Directors and Executive Officers in the Mergers, page 123

35.	We note news reports stating that Mr. Liveris intends to leave DowDuPont prior to its planned separation into three independent, publicly traded companies. Please revise your disclosure to include a discussion of Mr. Liveris’ plans to leave DowDuPont and the potential compensation associated with Mr. Liveris’ planned departure.

In response to the Staff’s comment, the disclosure has been revised on pages 129—130 of Amendment No. 1.

Merger Related Compensation – Dow, page 126

36.	Please update your Item 402(t) disclosure as of a more recent date in your next amendment.

In response to the Staff’s comment, the disclosure has been revised on pages 129—130 of Amendment No. 1.

April 18, 2016 Page 11

The DowDuPont Board of Directors, page 133

37.	Please tell us when you anticipate identifying the individuals who will serve on the board of DowDuPont.

In response to the Staff’s comment, the disclosure has been revised on page 137 of Amendment No. 1.

U.S. Federal Income Tax Consequences of the Mergers, page 136

38.	Please revise this section to clarify that you discuss the material U.S. federal income tax consequences, rather than a “general summary.”

In response to the Staff’s comment, the disclosure has been revised on page 139 of Amendment No. 1.

39.	Please tell us when you expect to file the opinions of Weil and Skadden as Exhibits 8.1 and 8.2 to the registration statement. Note that if Weil and Skadden intend to provide short form opinions, the disclosure in this section should be revised, and the opinions should state, that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

The Company respectfully acknowledges the Staff’s comment. A form of our opinion as to certain tax matters is being filed under Exhibit 8.1 to Amendment No. 1, and a form of the opinion of Skadden as to certain tax matters is being filed under Exhibit 8.2 to Amendment No. 1.

Regulatory Approvals, page 139

Other Regulatory Clearances

40.	Please revise this section to elaborate on the status of your foreign approvals.

In response to the Staff’s comment, the disclosure has been revised on page 142 of Amendment No. 1.

April 18, 2016 Page 12

Treatment of DuPont Preferred Stock, page 143

41.	Please include disclosure stating, if true, that the preferred stock will continue to be listed on the NYSE.

In response to the Staff’s comment, the Company respectfully advises the Staff that such disclosure was provided on pages iv, vii, and 145 of the Registration Statement. However, the disclosure has been revised on pages iv, v, vii, 2, 8, 43, 57, 146 and 148 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

General

42.	We note your stated intention to separate the combined company into three independent publicly traded companies following the completion of the mergers. Please explain to us if you believe the intended business separations are probable and, if applicable, address your consideration of reflecting the probable business separations in the pro forma financial statements.

The Company respectfully acknowledges the Staff’s comment. As stated throughout the Registration Statement: “The consummation of the mergers is not conditioned on the determination to proceed with the intended business separation transactions described [t]herein and any such determination to proceed with any or all of the intended business separations will only be made after consummation of the mergers. The DowDuPont board may, at any time prior to the consummation of any of the intended business separations, determine to abandon any or all such transactions, and no assurance can be given that any such transactions will occur, either in the currently intended form described herein or at all.” In addition, as further described in the Company’s response and revised disclosure to the Staff’s comment number 9, there are many uncertainties related to whether any of the intended business separations will occur following the closing, and the material facts, terms and conditions of any potential intended separation transaction will not be determined until following the completion of the mergers. Accordingly, we do not believe that the intended separation transactions are probable, including for pro forma financial statement purposes. The Company considers the following factors as relevant to the determination that the intended business separations are not probable:

•	the approval of the mergers by the Dow stockholders and DuPont stockholders is not an approval of any intended separation transaction;

•	there remain several outstanding conditions to the completion of the mergers, including the adoption of the merger agreement by the Dow and DuPont stockholders and receipt of required regulatory approvals; the satisfaction of these conditions and completion of the mergers are required precursors to any consideration by the post-closing DowDuPont board of whether to pursue any of the intended business separation transactions;

April 18, 2016 Page 13

•	no determination has been made by the DowDuPont board, which has yet to be constituted, to proceed with any of the intended business separation transactions, and any such determination will be made by the DowDuPont board following the mergers; accordingly, there is not currently, and will not be prior to the completion of the mergers, any corporate authorization to effect any such transactions;

•	although it is currently anticipated that any intended business separation would be achieved through a tax-efficient, pro-rata distribution, no final determination has been, or as of the effective time will be, made as to the form or structure of any intended business separation transaction (including the capital structure, debt profile and allocation of liabilities related to any business that is intended to be separated) or the timing of any such potential separation transaction, the Company will not be in a position to make any such determination prior to the completion of the mergers, and although it is currently anticipated that any intended business separation transactions would be consummated as soon as practicable following the consummation of the mergers, the intended business separation transactions may not be consummated until 18–24 months after the mergers, or at all;

•	any intended separation must be approved by the DowDuPont board following the completion of the mergers, and would be subject to the determination of the form/structure thereof and the submission of the terms of any such transaction for regulatory review, and the receipt of any required regulatory approvals; and

•	other facts and circumstances could arise through the completion of the mergers and prior to the DowDuPont board’s determination to proceed with any of the intended business separations that would result in the DowDuPont board determining not to pursue any, or all, of the intended business separations, including, among others, the performance, operation and results of DowDuPont as a combined company or a determination to pursue other strategic alternatives.

The Company also directs the Staff to the section of Amendment No. 1 under the heading “Risks Related to the Business of the Combined Company Upon Completion of the Mergers,” and specifically the risk factor “The Determination to Proceed with the Intended Business Separations Will Not Be Made at the Time of the Consummation of the Mergers and the Expected Benefits of Such Transactions, if They Occur, Will Be Uncertain,” for additional factors related to the risks and uncertainties that may affect any determination to pursue any of the intended business separations.

Because an investment decision in voting for the mergers is independent of any subsequent determination by the post-closing DowDuPont board to proceed with any of the intended business separation transactions, the form of which has not been determined and which may not occur, investors have adequate information to make an investment decision regarding the mergers without pro forma information giving effect to any intended business separations.

Similarly, while the pro forma financial statements must give effect to the mergers, Rule 11-02(b)(6) of Regulation S-X requires adjustments which give effect to events that are “. . . factually supportable.” Because the intended separations may or may not occur such adjustments relating to potential business separation transactions are not factually supportable.

April 18, 2016 Page 14

Note 2. Basis of Pro Forma Presentation, page 171

43.	Please provide us the analysis you performed that lead to your conclusion that Dow Chemical is the accounting acquirer, including your consideration of the facts and circumstances outlined in ASC 805-10-55-12.

We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, set forth below is a summary of the Company’s analysis of the considerations for determining Dow is the accounting acquirer in accordance with ASC 805. Solely for purposes of the below response to this comment 43, all references to “we” are to Dow and DuPont, collectively.

ASC 805-10-25-4 states that for each business combination, one of the combining entities shall be identified as the acquirer. ASC 805-10-25-5 indicates that the existence of a controlling financial interest shall be used to identify the acquirer. However if a business combination has occurred, but applying the guidance in ASC 805-10-25-5 does not clearly indicate which of the combining entities is the acquirer, then the factors in paragraphs 805-10-55-11 through 805-10-55-15 shall be considered in making that determination. Because there is no clear indication of which of the combining entities is the acquirer based on ASC 805-10-25-5, we applied the factors in paragraphs 805-10-55-11 through 805-10-55-15 in making a determination of the accounting acquirer. The analysis of each of these factors is noted below.

We respectfully advise the Staff that the accounting acquirer analysis has been made based on current facts and circumstances. As the acquirer is to be determined as of the acquisition date, the acquirer analysis will be reviewed to incorporate any changes in relevant facts and circumstances through the acquisition date.

ASC 805-10-55-11

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

We believe the above criterion is not applicable in determining the accounting acquirer in this situation because the transaction will be an all-stock merger, and therefore neither party is transferring cash or incurring liabilities to effect the business combination.

ASC 805-10-55-12

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests….…

We believe that the newly formed entity DowDuPont that will issue its equity interest to effect the mergers should be “looked through” to determine the accounting acquirer such that one of the existing entities (i.e. Dow or DuPont) should be identified as the acquirer. Thus we considered other pertinent facts and circumstances.

ASC 805-10-55-12a

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The exchange ratio set in the merger agreement for the exchange of Dow and DuPont common stock for shares of DowDuPont common stock, which was derived from the fully diluted share count of each of Dow and DuPont, including outstanding equity awards but excluding outstanding shares of Dow Series A preferred stock, results in the

April 18, 2016 Page 15

ownership of DowDuPont by approximately 50 percent Dow / 50 percent DuPont stockholders, excluding the potential conversion of the Dow Series A preferred stock. We believe that in-the-money convertible instruments that are convertible into voting shares should be included in the analysis of the accounting acquirer. Because the outstanding shares of Dow Series A preferred stock are in-the-money, the inclusion of the conversion in the analysis results in the ownership of DowDuPont instead being approximately 52 percent Dow / 48 percent DuPont stockholders.

We conclude the analysis of ASC 805-10-55-12a weights slightly towards Dow being considered the acquirer because of the 52 percent ownership by Dow stockholders that results when the conversion of the Dow Series A preferred stock is included in the analysis.

ASC 805-10-55-12b

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

The four largest minority stockholders of each of Dow and DuPont are the same, though the relative shareholding is different. Based on our review of the respective shareholdings of these minority stockholders, we believe it is doubtful that any minority stockholder would exercise control or significant influence over the combined DowDuPont. Additionally, since these four largest minority stockholders are the same for both Dow and DuPont prior to the mergers, it would not seem to favor either Dow or DuPont. Therefore, we concluded ASC 805-10-55-12b is a neutral factor in the analysis.

ASC 805-10-55-12c

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The composition of the DowDuPont board is outlined in the section titled “Certain Governance Matters Following the Mergers” in Amendment No. 1. Based on the equal representation on the DowDuPont board of Dow and DuPont directors, the nomination and selection process, and the limited ability for any one party to influence the process, we concluded ASC 805-10-55-12c is a neutral determinant in the determination of the accounting acquirer.

ASC 805-10-55-12d

The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Under the terms of the merger agreement and the DowDuPont bylaws, Andrew N. Liveris will serve as the Executive Chairman of DowDuPont and Edward D. Breen will serve as the Chief Executive Officer of DowDuPont; provided, that in the event either Mr. Liveris or Mr. Breen is unable or unwilling to serve in such capacity as a result of illness, death, resignation or any other reason, the continuing Dow directors will designate a replacement for Mr. Liveris and the continuing DuPont directors will designate a replacement for Mr. Breen. Additional management information, including the structure and makeup of the Advisory Committees for the DowDuPont board is outlined in the section titled “Certain Governance Matters Following the Mergers” in Amendment No. 1. Both the Executive Chairman and Chief Executive Officer of DowDuPont will be voting members of each of the Advisory Committees with the remaining voting members chosen from the DowDuPont board as described herein. The Materials Advisory Committee remaining members will be comprised of board members who are designated by Dow; the Agriculture Advisory Committee remaining members will be comprised of board members who are designated by DuPont and the Specialties Advisory Committee remaining members will be comprised of board members as agreed by the Executive Chairman and the Chief Executive Officer of DowDuPont. In addition, certain former Dow directors, who are not directors of DowDuPont, will be chosen to serve in an ex officio, nonvoting capacity, on the Materials Advisory Committee; and certain former DuPont directors, who are not directors of DowDuPont, will be chosen to serve in an ex officio, nonvoting capacity, on the Agriculture Advisory Committee.

April 18, 2016 Page 16

As outlined in the section titled “The Intended Business Separations” in Amendment No. 1, based solely on 2015 net sales, the material science business (net sales approximately $46 billion) is larger than the sum of the net sales for the agriculture and specialty products businesses (aggregate net sales approximately $28 billion).

Based on the management positions named to date and the structure and makeup of the business Advisory Committees relative to the size of the underlying businesses, we conclude at this point in time that ASC 805-10-55-12d slightly favors Dow as the accounting acquirer.

ASC 805-10-55-12e

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

There is no additional consideration provided for in the mergers other than the exchange ratio of shares of DowDuPont common stock for each share of Dow (1:1) and DuPont (1.282:1) common stock and the 1-to-1 exchange of shares of Dow Series A preferred stock for DowDuPont Series A preferred stock. In analyzing if a premium is paid, we looked at the trading history for the 30 days prior to the announcement of the transaction and concluded that the relative market capitalization of the two companies was consistently close to equal and there were no indications of abnormal trading to indicate one party paying a premium. We also concluded that the DowDuPont ownership was close to 50 percent Dow / 50 percent DuPont stockholders, excluding the Dow Series A preferred stock, and 52 percent Dow / 48 percent DuPont stockholders, including the Dow Series A preferred, as outlined under ASC 805-10-55-12a above. We concluded that this is a neutral factor.

ASC 805-10-55-13

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

We performed an analysis, based on publicly available information, of various financial metrics including assets, revenue, operating income and EBITDA for the fiscal years 2011 – 2015 both on an unadjusted and adjusted basis (DuPont adjusted for the divestiture of Chemours and Dow adjusted for the divestiture of the chlorine value chain and the pending restructure of Dow Corning), as well as operating cash flow for each Dow and DuPont. For each metric and in each of the five years (except for operating income and operating cash flow in 2011 and 2012) Dow’s financial performance exceeded DuPont’s, leading us to conclude that Dow is clearly larger in size than DuPont. In addition, we considered the market capitalization and enterprise value of each of Dow and DuPont. The following table summarizes the analysis:

	Dow	DuPont

Assets	X

Revenue	X

Operating Income	X

EBITDA unadjusted	X

EBITDA adjusted	X

Operating Cash Flow	X

Market Capitalization		X

Enterprise Value	X

The criteria of ASC 805-10-55-13 would indicate Dow as the accounting acquirer.

April 18, 2016 Page 17

ASC 805-10-55-14

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

A detailed description of the background of the merger discussions can be found in the section titled “Background of the Mergers” in Amendment No. 1. Based on the background of the mergers, we concluded neither party would be deemed the initiator because both parties had an interest in doing the transaction prior to any formal negotiations. Discussions internally at both Dow and DuPont had occurred over at least the last decade and both companies had been in discussions with each other as well as with other potential candidates for a strategic transaction. Thus we conclude that ASC 805-10-55-14 is a neutral factor.

ASC 805-10-55-15

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

This guidance was previously discussed, analyzed and concluded on as part of the ASC 805-10-55-11 and ASC 805-10-55-12 above.

Overall Accounting Acquirer Conclusion

The following table summarizes the conclusion for each criteria in the acquirer determination:

Criteria	Dow	DuPont	Neutral
805-10-55-11			X
805-10-55-12 introduction			X
805-10-55-12a	Slightly
805-10-55-12b			X
805-10-55-12c			X
805-10-55-12d	Slightly
805-10-55-12e			X
805-10-55-13	X
805-10-55-14			X
805-10-55-15			X

Based on the above analysis in consideration of the applicable accounting guidance, we concluded Dow should be deemed the accounting acquirer in the mergers.

44.	In regard to the items you disclose that are not reflected in the pro forma financial statements, pleases address the following:

•	Quantify and disclose the potential range of net operating loss carryforwards that may not be fully realized as a result of the mergers and the range of tax valuation allowances that may be required; and

In response to the Staff’s comment, the disclosure has been revised on page 177 of Amendment No. 1.

•	Disclose and discuss the factors that will impact DuPont’s decision to reduce the Rabbi trust funding requirements and address how any remaining funding requirements will be met.

In response to the Staff’s comment, the disclosure has been revised on page 177 of Amendment No. 1.

April 18, 2016 Page 18

Note 3. Reclassifications, page 173

45.	There appear to be other balance sheet reclassifications in addition to the items you specifically disclose in your footnote. Please revise your footnote as appropriate.

In response to the Staff’s comment, the disclosure has been revised on page 178 of Amendment No. 1.

Note 6. Adjustments to the Pro Forma Balance Sheet, page 175

Note 7. Adjustments to the Pro Forma Income Statement, page 177

46.	Refer to footnote 6C and 7C. Based on the amount of the fair value adjustment to net property, please clarify how the related increase in depreciation expense was determined.

The Company respectfully acknowledges the Staff’s comment. The increase in pro forma depreciation expense of $48 million was determined utilizing the preliminary fair values and new estimated useful lives for each property category. These two components had largely offsetting effects on the result. Annual depreciation expense would increase by approximately $350 million due to the preliminary incremental fair value recorded for the depreciable assets through purchase accounting, assuming historical useful lives. Annual depreciation expense would decrease by approximately $300 million due to the extension of the weighted average useful lives of the depreciable assets, which increased from approximately eight years on an historical basis to approximately 12 years based on the preliminary fair value assessment.

The table below is a summary of the information used to calculate the pro forma increase in depreciation expense. Amounts may not compute across individual lines of the table below; differences are due to rounding.

(U.S. dollars in millions)	Preliminary Fair Value	Estimated Weighted Average Useful Life (in years)	Pro Forma Depreciation Expense 2015 Annual
Land	$607	Indefinite	$—
Buildings and improvements	3,989	25	160
Other real property	606	14	42
Personal property	7,131	9	787
Other depreciable assets	459	12	37
Construction in process	1,498	N/A	—

Total property / depreciation expense	$14,290		$1,026
Less: DuPont historical net property (1) / depreciation expense	9,784		978

Pro forma adjustments	$4,506		$48

DuPont depreciation expense per 2015 Form 10-K	$1,104
Less: Depreciation expense of discontinued operations related to Performance Chemicals	(126)

Historical depreciation expense, net	$978

(1)	Excluding discontinued operations related to Performance Chemicals

47.	Refer to footnote 6H and 7F. Please clarify how the blended statutory income tax rate of 25% was determined and is factually supportable.

The Company respectfully acknowledges the Staff’s comment. The blended statutory income tax rate was determined using the weighted average of the enacted tax rates and related calculated enterprise values for operating entities in the 50 countries in which DuPont’s most significant operations are located as of and for the year ended December 31, 2015. In the opinion of management, the blended statutory income tax rate of approximately 25% resulting from this calculation provides a reasonable basis for the pro forma adjustments.

April 18, 2016 Page 19

48.	Refer to footnote 6N. Please disclose the material terms of the DowDuPont preferred stock. Please also clarify why the Dow Chemical preferred stock will be exchanged for preferred stock of the combined entity and the DuPont preferred stock will remain outstanding.

The Company respectfully acknowledges the Staff’s comment and respectfully directs the Staff to the comparison of the material terms of the Dow Series A preferred stock, DuPont preferred stock and DowDuPont Series A preferred stock in the section “Preferred Stock” under “Comparison of Rights of DowDuPont Stockholders, Dow Stockholders and DuPont Stockholders” on page 191 of Amendment No. 1 as well as to the form of certificate of designations for the DowDuPont Series A preferred stock, which is attached as Exhibit A to the DowDuPont charter, which is attached as Annex F to the Registration Statement. In addition, in response to the Staff’s comment, the disclosure has been revised on page 146 of Amendment No. 1 to further disclose the material terms of the DowDuPont Series A preferred stock and clarify the different treatment of the Dow Series A preferred stock and DuPont preferred stock.

Comparison of Rights of DowDuPont Stockholders, Dow Stockholders and DuPont Stockholders, page 186

49.	We note the statement in the second paragraph that disclosure is “qualified in its entirety by reference to the DGCL …” Please be advised that you may not qualify your disclosure by reference to statutory provisions that are not included in the prospectus or annexes or filed as an exhibit to the registration statement.

In response to the Staff’s comment, the disclosure has been revised on page 191 of Amendment No. 1.

The Dow Chemical Company

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 69

Note 1 – Summary of Significant Accounting Policies Foreign Currency Translation, page 76

We respectfully advise the Staff that, solely for purposes of the responses to the Staff’s comments 50 through 54 below, references to the “Company” are references to Dow.

50.	In light of your policy disclosure regarding when a foreign subsidiary operates in a hyper-inflationary environment, please tell us the nature and extent of any operations you have in Venezuela and the exchange rate you used to translate any such operations. If material, please provide us, and disclose in future filings, quantitative information, such as summarized balance sheet, income statement, and cash flow data related to your exposure to Venezuela. Also, please tell us the transaction that resulted in you recording an exchange loss due to the Argentine devaluation.

DOW’S RESPONSE

Venezuela

Dow has a very limited presence in Venezuela. The Company operates a satellite sales office that employs 5 people and its business operations are limited to the sale of imported products aligned with the Company’s Agricultural Sciences segment. In 2015, the Company had USD 26 million of net sales in Venezuela. At December 31, 2015, the Company had approximately USD 2.5 million of total assets in Venezuela, consisting primarily of cash and cash equivalents and other accounts receivable. These amounts are immaterial to Dow’s consolidated balance sheets and statements of income. The Company uses the SICAD 1 rate to translate its Venezuelan operations into U.S. dollars.

Argentina

On December 17, 2015, the government of Argentina lifted currency controls, resulting in a significant devaluation of the Argentine peso where the exchange rate moved from 9.688 Argentine pesos to one U.S. dollar to 13.40 Argentine pesos to one U.S. dollar. The Company has several subsidiaries in Argentina which use the U.S. dollar as the functional currency. Due to the significant devaluation that occurred on December 17, 2015, the Company updated its exchange rate and recognized a USD 98 million translation loss. This was referenced in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 on pages 37 and 51.

April 18, 2016 Page 20

Note 4 – Acquisitions, page 82

51.	Please address the following regarding your step acquisition of Univation:

•	Explain how you determined the fair value of your equity interest in Univation;

•	Explain how you determined the fair values of the intangible assets you acquired; and

•	Tell us the nature and amounts of the assets and liabilities of Univation that ExxonMobil received in exchange for its equity interest.

Refer to ASC 805-10-50-2g.

DOW’S RESPONSE

The Company utilized an income approach using a discounted cash flow model to determine the pre-redemption enterprise fair value of Univation. The Company engaged an independent, third party (“valuation firm”) to evaluate the sensitivity of the assumptions used to determine the pre-redemption enterprise fair value. The valuation process resulted in a pre-redemption enterprise fair value of $1,040 million, of which Dow’s 50 percent equity interest was valued at $520 million.

Management also worked with the same valuation firm that validated the pre-redemption enterprise fair value of Univation to measure the fair value of certain tangible assets, intangible assets and liabilities that Dow retained post-redemption. Management utilized the income, market and cost approaches to value the intangible assets, based on the nature of the intangible asset and the availability of data to complete the analysis. The table below provides a summary of the valuation method utilized for each intangible asset:

Intangible Asset Classification	Valuation Methodology
Trademarks	Income Approach - Relief from Royalty Method
Licenses and Intellectual Property	Multi-Period Excess Earnings Method and Income Approach - Relief from Royalty Method
Internally-developed software	Cost Approach
Customer-related	Multi-Period Excess Earnings Method

ExxonMobil received inventory and assets related to metallocene catalysts (including a catalyst production plant) and cash in exchange for its 50 percent equity interest in Univation.

Note 5 – Divestitures, page 83

52.	For the 2015 divestures for which you recorded a significant gain, including the transaction disclosed in note 6, please more fully explain to us the factors you considered in determining that the divestures did not represent a strategic shift and do not qualify as discontinued operations.

DOW’S RESPONSE

Prior to the closing of the business divestitures and the Reverse Morris Trust transaction, Dow assessed each transaction to determine if it represented a strategic shift that would have a major effect on the Company’s operations and financial results, in accordance with Accounting Standards Update 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). With respect to the ANGUS Chemical Company and AgroFresh divestitures, the Company concluded neither divestiture met the definition of a strategic shift that would have a major effect on the Company’s operations and financial results as the assets and liabilities aligned with both of these components were less than 1 percent of Dow’s total consolidated values, and key income statement and profit and loss metrics (i.e., net sales, EBIT and EBITDA) were less than 2 percent of Dow’s total consolidated values at the time of measurement. Both of these businesses represented small, specialized product lines of the Company and were part of larger business groups and operating segments. Externally, the Company did not discuss the performance of either one of these businesses as they were not material to the financial results of the Company. Dow did not consider these businesses strategic to the future performance and direction of the Company. As these businesses did not represent a major line of business, an operating segment or geographic area and were immaterial to the Company’s financial performance, the Company determined they did not meet the definition of a strategic shift that would have a major effect on the Company’s operations and financial results, per ASU 2014-08.

April 18, 2016 Page 21

With respect to the Reverse Morris Trust transaction that resulted in the transfer of the Company’s U.S. Gulf Coast Chlor-Alkali and Vinyl, Global Chlorinated Organics and Global Epoxy businesses (“chlorine value chain”) into a new company, and the subsequent merger with Olin Corporation (“Olin”) (collectively, the “Transaction”), the following factors were considered and analyzed to determine if the Transaction represented a strategic shift that would have a major effect on the Company’s operations and financial results:

1.	The Transaction involved the transfer of the chlorine value chain which included two components (Global Chlorinated Organics and Global Epoxy), under Accounting Standards Codification Topic 205: Presentation of Financial Statements. However, Chlor-Alkali and Vinyl was not deemed to be a component as the Company divested only certain aspects of the business, primarily its U.S. Gulf Coast Chlor-Alkali and Vinyl operations. The Company still maintains Chlor-Alkali and Vinyl operations in Latin America and Europe.

2.	The Company will also continue to be active in the U.S. vinyl chloride monomer (“VCM”) market via an ongoing VCM purchase agreement with Olin (for fulfillment of a long-term contract), which is currently and will remain part of the Chlor-Alkali and Vinyl business. The Company will also purchase chlorine and caustic soda from Olin - raw materials that are used by other business groups (primarily Polyurethanes, Industrial Solutions and the Crop Protection business groups). In essence, the Company is exiting the production of and third party sale of these raw materials but will still continue to procure them for internal use. The Company will continue to incur costs related to the ongoing supply of chlorine and caustic soda to Dow’s other businesses from Olin (representing an ongoing, incremental cost of sales impact).

3.	Assets and liabilities for the chlorine value chain were less than 5 percent of Dow’s total consolidated values for all measurement periods evaluated, as noted below:

	Measurement Periods
Category	September 30, 2015	December 31, 2014	December 31, 2013
Current assets	2.8%	2.4%	2.3%
Noncurrent assets	3.6%	3.8%	4.2%
Total assets	3.3%	3.3%	3.5%
Current liabilities	1.3%	4.6%	4.4%
Noncurrent liabilities	3.8%	2.3%	2.8%
Total liabilities	3.0%	2.9%	3.3%

4.	Key profit and loss metrics for the chlorine value chain were equal to or less than approximately 5 percent of Dow’s total consolidated values for all measurement periods evaluated, as noted below. In addition, net sales were approximately 7 percent of Dow’s total net sales.

	Measurement Periods
Category	September 30, 2015	December 31, 2014	December 31, 2013
EBITDA(1)	2.3%	2.9%	1.8%
Profit before tax	2.4%	5.3%	3.1%

(1)	The Company uses EBITDA (which Dow defines as earnings (i.e., Net Income) before interest, income taxes, depreciation and amortization) as its measure of profit/loss for segment reporting purposes.

5.	The Company did not exit any of its four geographic areas (NAA, EMEAI, APAC, LAA), a region or a country.

Based on this analysis, the Company concluded that the Transaction did not represent a strategic shift that would have a major effect on the Company’s operations and financial results.

Note 15 – Commitments and Contingent Liabilities, page 106

53.	Please address the following regarding the “opt-out” cases and two Canadian cases related to the Urethane class action litigation:

•	If applicable, tell us the amount of damages being sought in each matter;

•	Explain why you are not able to provide a range of reasonably possible loss for each matter; and

•	Explain if and how your recent settlement of the Urethane class action lawsuit impacts your assessment of these related matters.

April 18, 2016 Page 22

DOW’S RESPONSE

On February 26, 2016, the Company announced a proposed settlement with the Urethane Matters class action plaintiffs. As a result of this settlement, Dow recorded a loss and the relevant portion of the Company’s disclosure of this matter in its Form 10-Q for the period ended March 31, 2016, will be updated to read as follows:

On February 26, 2016, the Company announced a proposed settlement under which Dow would pay the plaintiff class $835 million, which includes damages, class attorney fees and post-judgment interest. The agreement is conditioned upon the Supreme Court holding Dow’s Writ Petition in abeyance and subsequent approval of the class settlement by the District Court. The proposed settlement will resolve the $1.06 billion judgment and any subsequent claim for attorneys’ fees, costs and post-judgment interest against Dow. As a result, in the first quarter of 2016, the Company recorded a loss of $835 million, included in “Sundry income (expense) - net” in the consolidated statements of income and reflected in the Performance Materials & Chemicals segment. On March 7, 2016, the Supreme Court approved the joint motion to hold Dow’s Writ Petition in abeyance and a motion to approve the settlement is now pending before the District Court.

Dow changed its risk assessment on this matter as a result of new growing political uncertainties due to events within the Supreme Court, including Justice Scalia’s death, and the increased likelihood for unfavorable outcomes for businesses involved in class action lawsuits. Of particular importance was the fact that Justice Scalia had written the majority opinions in the Walmart and Comcast cases. The Company continues to believe that it was not part of any conspiracy and the judgment was fundamentally flawed as a matter of class action law.

“Opt-Out” Cases

On April 5, 2016, the Company entered into a binding settlement for the opt-out cases under which Dow would pay the plaintiffs USD 400 million, including damages and attorney fees. The Company updated its risk assessment on the opt-out cases as a result of the uncertainty of the outcome of the jury trial, which commenced on March 8, 2016, when considering the recent Urethane class action settlement along with the automatic trebling of an adverse verdict. The Company continues to deny allegations of price fixing and maintains that it was not part of any conspiracy. Dow cooperated with an extensive investigation by the U.S. Department of Justice, which closed its investigation in 2007 without taking any or proposing any action against Dow.

As a result of this settlement, which the Company considered a recognizable subsequent event, Dow’s disclosure in its Form 10-Q for the period ended March 31, 2016, will be updated to read as follows:

Shortly after the July 2008 class certification ruling, a series of “opt-out” cases were filed by a number of large volume purchasers who elected not to be class members. These opt-out cases were substantively identical to the class action lawsuit, but expanded the period of time to include 1994 through 1998. On September 30, 2014, the opt-out cases, which had been consolidated with the class action lawsuit for purposes of pre-trial proceedings were remanded from the District Court to the U.S. District Court for the District of New Jersey. A consolidated trial of the opt-out cases began on March 8, 2016. On April 5, 2016, the Company entered into a binding settlement for the opt-out cases under which Dow would pay the plaintiffs $400 million, inclusive of damages and attorney fees. The Company changed its risk assessment on this matter as a result of the uncertainty of a jury trial outcome when considering the recent Urethane class action settlement along with the automatic trebling of an adverse verdict. As a result, the Company recorded a loss of $400 million in the first quarter of 2016, included in “Sundry income (expense) - net” in the consolidated statements of income and reflected in the Performance Materials & Chemicals segment. The Company continues to deny allegations of price fixing and maintains that it was not part of any conspiracy.

The opt-out litigation represents claims from purchasers who elected not to be class members in the previously settled Urethanes class action matter. While substantively similar to the class action lawsuit in certain respects, the opt-out claims were consolidated and handled separately. The opt-out plaintiffs did not provide individualized proof of the overpayments that they claimed to be entitled to recover. Instead, plaintiffs relied entirely on an economic model that showed differences in the prices charged versus the prices that would have been charged absent the alleged conspiracy. The model included many assumptions and incorporated many factors - including the years of the alleged conspiracy period and the participants to name just a few - and if any of these assumptions or factors were found to be unsupported by the evidence, the model would not be capable of producing an alternative damages figure. The variability in the model was highlighted by the fact that its output changed three times during the trial and in the weeks leading up to it, resulting in an ever-changing damages calculation. Moreover, at trial the Company learned that the model included overcharges for numerous entities that were not parties to the opt-out litigation without specifying the amount of these non-party damages. The Company did not provide an alternative damages model as part of its defense of the case as it did not believe any damages were warranted and the damages were not subject to economic modeling, rather they required direct proof.

April 18, 2016 Page 23

Prior to this settlement, the Company had determined it was not probable a loss had been incurred. The decision to resolve the case for the disclosed amount came after considerable consultation with Dow’s in-house and lead outside trial counsel regarding jury and judicial dynamics that only became known and observable once the trial commenced. In addition, the Company could not provide a reasonable estimate of the range of loss in the opt-out cases because:

•	unlike the Urethane class action litigation, this matter had not yet gone to trial, no verdict had been found, and no judgment with the specific dollar amount was entered by a trial court;

•	as explained above, the economic model utilized by the plaintiffs to calculate damages contained false assumptions, included some factors not supported by the evidence, omitted key factors such as product capacity, and included undefined overcharges for entities that were not parties to the litigation, making any proposed damages claim unreliable, inaccurate and subject to change; and,

•	a number of substantive and procedural defenses were still available to the Company that could reverse or modify any judgment awarding damages such as a statute of limitations defense and the fact that model fatally included overcharge amounts for entities that were not parties to the litigation.

Canadian Cases

The two Canadian cases remain in the pre-trial stage and the plaintiffs have not specifically identified damages sought against Dow. The Company’s exposure in these cases is significantly less than the Urethane class action matter and the opt-out cases due to:

•	the Company’s sale of Urethane products into Canada for the relevant exposure period that appears to be at issue - 2002 through 2003 as to Dow - was approximately USD 125 million,

•	other defendants have settled this matter within a range of 2 to 3 percent of their total sales for a select portion of the class period,

•	the fact that unlike the U.S., any antitrust verdicts are not trebled in Canada, and

•	the Canadian cases are based on different legal theories and different applicable law than the Urethane class action matter and opt-out cases which results in an entirely distinct and independent risk assessment.

Based on the above facts, the Company’s exposure on this matter is insignificant and not material to Dow’s financial results. Information was included on this matter in Dow’s Urethane Matters disclosure solely due to the related subject matter.

54.	We note your disclosures regarding monetary damages awarded to Bayer. Please tell us and clarify in future filings the specific legal remedies available to you and how long you anticipate it will take to avail yourself of those remedies and resolve this matter. Please also explain to us why it appears you did not disclose or discuss this pending matter prior to your Form 10-Q for the period ended September 30, 2015.

DOW’S RESPONSE

On October 9, 2015, an arbitration tribunal issued a decision in the arbitration proceeding and awarded Bayer a $455 million arbitral award. Prior to this date, the Company’s risk assessment process concluded a loss was reasonably possible but the estimated amount of loss was not material. After the arbitral award was announced, the Company considered this a subsequent event and added the disclosure to its Form 10-Q for the period ended September 30, 2015, as the arbitral award was much higher than what the Company’s risk assessment predicted. The Company firmly believed it would prevail in the arbitration proceeding. The Company still believes it had a valid license to all of Bayer’s patents in the case, such patents are invalid, and any damages Bayer allegedly suffered were immaterial to the Company’s financial results.

In January 2016, the arbitration award (“Award”) was confirmed by the U.S. District Court for the Eastern District of Virginia. The Company posted a bond to stay enforcement of the Award and has appealed the decision to the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”). The Company has filed a motion with the Federal Circuit to stay the appellate proceedings until the U.S. Patent & Trademark Office (“US PTO”) completes the re-examination proceedings with respect to each of the Bayer patents asserted in the case. The US PTO has issued office actions invalidating each of the patents based on the doctrine against double-patenting, and it is anticipated that it will issue final office actions with respect to each re-examination proceeding in the near future. The Company believes that the US PTO will invalidate each of the patents based on its initial decisions and the clear interpretation of its rules as set forth in the US PTO’s Manual of Patent Examining Procedure. The Company also believes it is likely that those final US PTO actions invalidating the patents will be upheld in the likely event that Bayer exercises its appellate rights. The specific legal remedies available to the Company in this matter include:

•	the Federal Circuit vacates the arbitration award because (without limitation):

(i)	it violates U.S. public policy prohibiting enforcement of invalid patents,

April 18, 2016 Page 24

(ii)	it disregards unambiguous contract provisions and ignores the essence of the applicable contracts, and/or

(iii)	it manifestly disregards the applicable law.

•	if necessary, the U.S. Supreme Court vacates the arbitration award for the reasons described above.

The Company will clarify its legal remedies on this matter in its Form 10-Q for the period ended March 31, 2016. It is uncertain when the US PTO will issue final office actions on this matter. However, Dow expects decisions within the next few months as these re-examination proceedings have priority since they relate to litigation.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Dale Welcome

Staff Accountant

SEC

Annie McConnell

Staff Accountant

SEC

Frank Pigott

Staff Attorney

SEC

Charles J. Kalil

General Counsel and Executive Vice President

The Dow Chemical Company

Stacy L. Fox

Senior Vice President and General Counsel

E. I. du Pont de Nemours and Company

James R. Griffin

Weil, Gotshal & Manges LLP

Sachin Kohli

Weil, Gotshal & Manges LLP

Peter Allan Atkins

Skadden, Arps, Slate, Meagher & Flom LLP

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP